NORTH AMERICAN NICKEL INC.

Security Class

Holder Account Number

Form of Proxy — Annual and Special General Meeting to be held on Thursday, June 13, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (Pacific Time) on June 11, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed

•	Go to the following web site: BELOW from a touch tone www.investorvote.com telephone.

•	Smartphone? 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

17AP13059.E.sedar/000001/000001/i

Appointment of Proxyholder
I/We, being holder(s) of North American Nickel Inc. hereby appoint: Richard J. Mark, or failing him, Douglas E. Ford,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of shareholders of North American Nickel Inc. to be held at
Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, on Thursday, June 13, 2013 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against
1. Number of Directors
To set the number of Directors at seven (7).							?	?
2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Richard J. Mark	?	?	02. Mark Fedikow	?	?	03. Edward D. Ford	?	?
04. John Roozendaal	?	?	05. James Clucas	?	?	06. Douglas E. Ford	?	?
07. Gilbert Percy Clark	?	?
							For	Withhold
3. Appointment of Auditors
Appointment of Dale Matheson Carr-Hilton LaBonte LLP as Auditors of the Company for the ensuing year and authorizing the
Directors to fix their remuneration.							?	?
							For	Against
4. Stock Option Plan
Approve the Company’s Stock Option Plan, which makes a total of 10% of the issued and outstanding shares of the Company
available for issuance thereunder.							?	?
							For	Against
5. Second Tranche of Private Placement
To consider and if thought fit pass, with or without amendment, a resolution of the majority of the minority shareholders approving the Second Tranche of the up to $7,500,000 non-brokered private placement that includes participation of certain
insiders of the Company, being a related party transaction as more particularly described in the Information Circular.							?	?
							For	Against
6. Other Business
To grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other
matters which may properly come before the Meeting.							?	?
Authorized Signature(s) — This section must be completed for your				Signature(s)		Date
instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the
Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box		Annual Financial Statements - Mark this
if you would like to receive Interim Financial		box if you would like to receive the Annual
Statements and accompanying Management’s		Financial Statements and accompanying
Discussion and Analysis by mail.	?	Management’s Discussion and Analysis by mail.	?
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
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